SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year end December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _______ to _______
Commission file Number 000-10535
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CITIZENS BANKING CORPORATION
AMENDED AND RESTATED SECTION 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIZENS REPUBLIC BANCORP, INC.
One Citizens Banking Center
328 South Saginaw Street
Flint, Michigan 48502

Citizens Republic Bancorp

Audited Financial Statements and Supplemental Schedule
Citizens Banking Corporation Amended and Restated Section 401(k) Plan
December 31, 2006 and 2005 and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2006 and 2005 and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Citizens Banking Corporation Amended
   and Restated Section 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
Detroit, Michigan
June 27, 2007

Citizens Banking Corporation Amended
And Restated Section 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value:
Common stock:
Citizens Banking Corporation	$24,205,869	$27,767,483
Mutual funds	99,575,085	94,129,453
Money market account	5,745,744	5,339,531
Loans to participants	3,123,758	3,285,609

Net assets available for benefits	$132,650,456	$130,522,076

See accompanying notes.

Citizens Banking Corporation Amended
And Restated Section 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investments income:
Dividends:
Citizens Banking Corporation	$1,125,338
Other	4,961,398
Interest income	215,797

Total investment income	6,302,533

Contributions:
Employer	3,272,856
Employee	6,757,779

Total contributions	10,030,635

Total additions	16,333,168

Deductions
Benefit payments to participants	20,223,514
Administrative expenses	32,368

Total deductions	20,255,882

Net realized and unrealized appreciation in fair value of investments (Note 3)	6,051,094

Net increase	2,128,380

Net assets available for benefits at beginning of year	130,522,076

Net assets available for benefits at end of year	$132,650,456

See accompanying notes.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
1. Description of the Plan
The following description provides only general information. Participants should refer to the plan agreement for a more complete description of the plan’s provisions.
The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the Plan) is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all legacy Citizens Banking Corporation (the Corporation) employees and its subsidiaries.
In 2006 and 2005, salaried employees were eligible for the Plan on the first business day of the calendar quarter coincident with or following their date of hire. Additionally, hourly employees were eligible for the Plan on the first business day of the month coincident with or next following the completion of ninety consecutive days of employment with the Corporation in which the employee was credited with at least 180 hours of credited service. If an hourly employee failed to be credited with at least 180 hours of credited service in the first ninety days of employment, he would commence participation in the Plan on the first day of the month following any calendar quarter in which he was credited with at least 180 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
In 2006 and 2005, participants were able to contribute up to 50% of their annual salary, not to exceed the annual IRS limitation of the current year ($15,000 and $14,000 for 2006 and 2005, respectively). On an after-tax basis nonhighly compensated employees may contribute up to 10% of their compensation.
Also in 2006 and 2005, the Corporation would match the participant’s pretax contribution up to 6% of the participant’s compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation would match 100% on the first 3% of pretax salary deferral and 50% on the next 3% of pretax salary deferral, for a total of a 75% match on a 6% pretax salary deferral. A retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against or request hardship distributions from any monies residing in this account.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participants are immediately vested in their contributions and the Corporation’s matching contributions plus actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions.
On termination of service, death, disability, or retirement, the participant will elect to receive, defer, or rollover a single lump-sum amount equal to the vested value of their account.
Substantially, all administrative expenses are paid by the Corporation and the individual participants.
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2. Significant Accounting Policies
Valuation of Investments
Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value of
Investments
Citizens Banking Corporation Common Stock	$(1,186,554)
Mutual funds	7,237,648

$6,051,094

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

** Citizens Banking Corporation Common Stock	$24,205,869	$27,767,483
American Balanced Fund– Class A	15,185,836	15,655,905
American Europacific Growth Fund	12,187,374	9,906,417
American Growth Fund of America	10,570,607	9,868,402
Goldman Sachs Core Fixed Income Fund	9,005,873	7,475,973
Vanguard Mid Cap Index Fund	8,760,309	*
Fidelity Advisor Small Cap Fund	7,411,640	*
Excelsior Value & Restructured Fund	6,996,200	*
Goldman Sachs Small Cap Value Fund	6,880,647	*
SSGA S&P 500 Index Fund	*	8,159,860

*	Investment does not represent 5% or more of fair value of the Plan’s net assets.

**	Party in interest.
The following is a summary of transactions (at cost) with parties in interest:

Citizens
Banking
Corporation
Common Stock
Balance at January 1, 2005	$23,168,461
Purchases in 2005	3,916,307
Sales in 2005	4,604,908

Balance at December 31, 2005	$22,479,860
Purchases in 2006	4,504,712
Sales in 2006	5,808,063

Balance at December 31, 2006	$21,176,509

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 20, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to determination by the Internal Revenue Service, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$132,650,456	$130,522,076
Amounts allocated to withdrawn participants	—	(4,110)

Net assets available for benefits per the Form 5500	$132,650,456	$130,517,966

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Benefits paid to participants per the financial statements	$20,223,514
Add amounts allocated on Form 5500 to withdrawn participants at December 31, 2006	—
Less amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	(4,110)

Benefits paid to participants per the Form 5500	$20,219,404

Citizens Banking Corporation Amended
and Restated Section 401(k) Plan
Notes to Financial Statements (continued)
5. Differences Between Financial Statements and Form 5500 (continued)
Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.
6. Risks and Uncertainties
The Plan invests, at the direction of participants, in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Event
Effective January 1, 2007, the Plan was amended in a fashion to, amongst other matters, change the employer matching contributions so that they were set at the rate of: (1) 100% of the participant’s before-tax contributions, up to 3% of eligible compensation; and (2) 50% of the participant’s before-tax contributions on the next 2% of eligible compensation, providing a total match up to 4% of eligible compensation per year. Additionally effective January 1, 2007, eligible participants will receive an annual employer contribution to their Plan balance after the end of the year equal to 2.5% of their eligible compensation, provided they have worked a minimum of 1,000 hours and are employed at Citizens Republic Bancorp at the end of the year. New hires will become eligible to participate in the 2.5% employer contribution on the first day of the calendar quarter after working a minimum of 1,000 hours during the first year of employment or any subsequent plan year. The 2.5% employer contribution is subject to a three year vesting requirement. These changes were not in any way applicable concerning the 2005 and 2006 Plan years.

Supplemental Schedule

Citizens Banking Corporation Amended
And Restated Section 401(k) Plan
EIN #38-2378932 Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,			Current
Lessor, or Similar Party	Par, or Maturity Value		Cost	Value

Common stock:
*Citizens Banking Corporation	913,429	Shares	**	$24,205,869

Total common stock				24,205,869

Mutual funds:
American Balanced Fund	798,414	Units	**	15,185,836
American Growth Fund	321,588	Units	**	10,570,607
American Washington Mutual Investors Fund	114,828	Units	**	4,002,903
American Europacific Growth Fund	261,756	Units	**	12,187,374
Excelsior Value & Restructure	133,160	Units	**	6,996,200
Fidelity Advisor Small Cap	316,331	Units	**	7,411,640
Goldman Sachs Small Cap Value Fund	150,627	Units	**	6,880,647
Goldman Sachs Large Cap Value Fund	438,694	Units	**	6,325,971
Goldman Sachs Structured International Equity Fund	253,602	Units	**	3,735,555
Goldman Sachs Core Fixed Income Fund	913,375	Units	**	9,005,873
Harbor Capital Appreciation	130,386	Units	**	4,332,754
Vanguard Mid Cap Index	441,771	Units	**	8,760,309
Vanguard Total Intnl Stk Index	72,306	Units	**	1,277,639
Vanguard Total Stk Market Index	50,247	Units	**	1,712,905
Vanguard Intermediate Term BN	115,987	Units	**	1,188,872

Total Mutual Funds				99,575,085

Money Market Account:
Goldman Sachs Financial Square Prime Obligation	$5,745,744 principal amount		**	5,745,744

Total Money Market Account				5,745,744

*Participant loans	Interest rate range:
	5.0 - 10.0%; with various maturity dates		**	3,123,758

				$132,650,456

*	Party in interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 27, 2007	/s/ Michael A. Darby Michael A. Darby
Chairman, Pension/401(k) Administration Committee

/s/ Laura L. Hobson Laura L. Hobson
Secretary, Pension/401(k) Administration Committee

EXHIBIT INDEX
The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 000-10535.

Exhibit
No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm